Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

Transcript Q1 2025 earnings conference call
21 May 2025

Alexander Saverys, CEO
Good afternoon everyone and welcome to the CMB.TECH earnings call for the first quarter of 2025. My name is Alexander Saverys, I am the CEO of CMB.TECH and I’m joined here today by my colleagues Ludovic, Joris and Enya.

We want to focus on our first quarter numbers, the financials and the highlights. We also want to say a few words about the CMB.TECH and Golden Ocean proposed merger. We will say a few words about the decisions that were taken at the IMO-meeting a couple of weeks ago and then zoom in on our different marine divisions and give you an update on where the market is. To end, as usual, with the conclusion and time for questions and answers.

I would like to hand it over now to our CFO. Ludovic.

Ludovic Saverys, CFO
Thanks, Alex, and good afternoon, everybody. If we look at the Q1 figures of 2025, we end the quarter with a profit of roughly $40 million.  Excluding capital gains, we would have resulted in a net income of  minus 6 million.

These figures, it is for the first time we consolidate Golden Ocean from a balance sheet perspective, end of March. But from P&L perspective, we consulted as from the 12th of March. So, the figures include 19 days of Golden Ocean P&L. Mind you, there are different depreciation models, so it is sometimes not very easy to look through the figures.

We have a liquidity end of March within CMB.TECH of $345,000,000, a contract backlog has been highlighted in a previous business update, but so we're reaching close to $3 billion. We're very proud to say that we've added roughly $1 billion in the first quarter.

The CAPEX still remains at 2.2 billion and our equity on total assets within CMB.TECH ended the quarter with 31.9%.

Zooming in on the highlights, we've mentioned the profits, the most important transaction obviously was CMB.TECH buying the Hemen stake in Golden Ocean, followed by an increased on open market transactions, which resulted in a term sheet signed for a merger transaction between CMB.TECH and Golden Ocean.

On the business side, we've added two important long-term contracts, one with Fortescue for a new ammonia-powered Newcastlemax and then a big landmark agreement we signed with MOL, a Japanese company, for three ammonia-powered Newcastlemaxes and six chemical tankers that are ammonia-ready and ammonia-powered.

We continued our strategy of diversification and decarbonisation by taking delivery of 5 newbuilding vessels. We had four dry bulk vessels and one CTV.

At the same time, we decided not to declare a dividend for Q1 2025.

On the right side, you can see that in a divestment programme we've sold 3 VLCCs where we're going to launch close to $100 million profit of capital gains in the two next quarters, and we have finalised the delivery of the Cap Lara and the Alsace and Windcat 6, which was the capital gain of 46 million in the first quarter.

And the contract backlog I have mentioned before.

The fleet on the water today stands at 113 vessels, with another 46 newbuildings coming. You can see that by the end of the year, we'll be at 131 ships and then growing until the end of 2026 to roughly 150 vessels.

Zooming in on the P&L breakeven, the achieved earnings and rates in the first quarter and the anticipated earnings quarter to date on the Q2, we could see the tankers, we have a good first quarter with an average of $40,000 per day. Second quarter to date, we’re roughly $43,000 per day. On the bulkers, we had a somewhat weaker first quarter resulting in our Newcastlemaxes earning $18,000 per day, Q2 we're up at $24,000.

The container and chemical tankers are mostly long-term contracts which are fixed at good rates and we do see an uptick in the earnings on our CTVs in the offshore wind market.

This is an overview of the contract backlog that is well known to you, with a notable addition of the chemical tankers on the 4 NH3- ready ships and the two NH3- fitted, but also very happy to show the 12-year contracts we had on the Newcastlemax vessels upon delivery.

I'll hand it over now to Alex to discuss further the proposed merger between CMB.TECH and Golden Ocean.

Alexander Saverys, CEO
Thank you, Ludovic.

I will zoom in on what we have already discussed on our Capital Markets Day, which is indeed the proposed merger between CMB.TECH and Golden Ocean to create a leading diversified maritime group. On this slide you can see, in one slide, what the transaction entails.

If the merger is approved, our fleet would grow to 250 vessels, about 200 on the water, plus 50 newbuildings. The contract backlog, as already mentioned, would be $3 billion.

Roughly 1/3rd of the fleet will be powered by ammonia or hydrogen, and we would have an average age across our fleet of six years, so a very young fleet.

Looking at some financial metrics of the proposed merger, the total fair market value of the fleet would be $11.1 billion.

We estimate an NAV per share of close to $15 per share if the merger is consumed.

Our CAPEX commitments would not change too much because Golden Ocean does not really have an orderbook, so that's still stands at $2.2 billion, and then we would have a listing of CMB.TECH in New York, NYSE in Brussels, Euronext, and we would apply for a listing on Oslobors to have CMB.TECH listed in Norway as well.

You can see at the bottom of the slide, the fleet overview, with the notable change if the merger goes through of adding 91 vessels to our dry bulk division, which in one go would then become the biggest division in our group.

If you look at some of the open days and fixed days statistics, there's a lot of information on this slide, but I wanted to highlight the total number of days for 2025, that is assuming golden Ocean and CMB.TECH together over the whole year, would be 55,000 days. If the merger goes through in 2026, we would have 62,400 days combined, of which 1/8th will be covered by time charter contracts.

We have added slides following some questions from analysts on what a pro forma free cash flow could look like for both companies over the year 2025. At the bottom of the slide, you can see some of the sensitivities we have applied and the sensitivities are mainly applied on the open days in the tanker division, Euronav and then the dry bulk division, Bocimar combined with Golden Ocean. You can see that we have a kind of a mid-case forecasted case set for VLCC’s and Suezmaxes around $50,000 a day, for Newcastlemaxes and Capes at $26,500 and for Kamsarmaxes and Panamaxes at close to $14,000. We've then deducted 20% to have a low case, added 20% to have a high case, and what is then the conclusion is that you can see that for the year in the low case, we would have a free cash flow generation excluding any additional sale of vessels of $250 million, a high case at $750 million. And our base case at half a billion dollars this year. You can also see on this slide that this is of course very heavily skewed towards our VLCC- and Suezmax-segments and our Capesize-segment.

I would like now to hand it over to Joris Daman, our Head of Investor Relations, to talk about the impact of the MEPC-83, the meeting at the IMO that was talking about greenhouse gas emissions.

Joris, over to you.

Joris Daman, Head of Investor Relations and ESG

Yes, thank you, Alex.

At the heart of the CMB.TECH strategy, decarbonisation is really important. Now, decarbonisation is either supported by self-imposed targets by our clients, by our charterers, or, on the other hand, by the regulation that is already in place today, for example, Fuel-EU maritime started Jan this year, EU ETS, which started January last year and then now supercharged by MEPC ‘83, which was initially voted a couple of weeks ago and will be up for vote in October of this year.

Now MEPC ’83, if you look at the regulation on the next slide from a framework perspective, there are some key items that you really need to think about. MEPC-83 is about fuel intensity.

So, it looks at the intensity of a ship's fuel usage, so slow speeds or slow steaming will not help. In order to improve your intensity of your fuel, you need to blend in either biofuels or use other low carbon sources within the engine of the vessel. Now, it is a tiered implementation where we have: the green is a direct compliance tier. So meaning for example in 2028, if you reduce your fuel intensity by 17%, you're in direct compliance and you do not need to pay any penalties, if you go further, you can even pull or bank those additional units by your over compliance. Now, there are two other tiers, and those tiers will be penalised. You have Tier 1 deficit, this is when you do reduce your fuel intensity by 4%. In 2028, you will only need to pay $100 per tonne of CO2 equivalent on a well to wake basis, and if you do not achieve this -4%, you will need to pay a Tier 2 deficit which is 300 U.S. dollar per tonne of CO2 equivalent. Do mind that one tonne of fuel is actually emitting 3 tonnes of CO2, so these are hefty penalties which increase over the years between 2028 and 2050.

Now on the next slide, we made a translation on what this actually means on the fuel price that an owner needs to pay for. So, the left-hand side of the graph is showing the US dollar per tonne LSFO-equivalent.

Now there are two major tipping points that you can see on the graph.

In 2032, by either LSFO blended with biodiesel, or LSFO with a low carbon fuel, like for example, ammonia, will be at par, meaning that in 2032 an owner will pay the same amount, including all the penalties and the fines for low sulfur fuel oil with biodiesel blend or low sulfur fuel oil with an uptake of green ammonia.

A second important tipping point is 2038, where you can see that this is the first year where the dual fuel ammonia ship will have a lower bunker bill compared to an LNG carrier or an LNG fuelled engine or an LSFO with biodiesel blended engine. Now it's important to take into consideration or into mind that we have used several forecasts here, so: availability of fuel, pricing of fuel. We have used here, the Maersk McKinney Miller Institute of Decarbonisation to define these costs. And it could mean that if the availability of ammonia is bigger and cheaper, that those tipping points either move forward or in a bad scenario, move a bit further down the line.

Now this shows the impact on the fuel costs on a day-per-day basis. But if we order a ship today, we are lucky to have it delivered by let's say 2028 and then we need to operate that ship throughout the next 20 years, throughout its entire life cycle.

And here it becomes really clear that ordering today a dual fuel ammonia-powered ship does pay back over the lifetime of the ship. We made a comparison of a ship delivered 2028, operational until 2048 and then added all the fuel costs, including all the penalties under MEPC ‘83. And there you see that there is a positive case for low sulfur fuel like blended with low carbon ammonia of roughly 70 million compared to either biodiesel blends, or LNG blend with bio-methane, making the case already today to order a dual fuel fitted ammonia-powered vessel.

Alexander Saverys, CEO
Thank you Joris, that is very clear.

I would like to now take you to a market update throughout all our marine divisions.

And starting with a general overview on supply demand per division and where we feel the market is.

On the tankers, you will see that the growth in tonne-mile for crude oil is relatively flat forecasted for this year and next year. But at the same time, the order book to fleet still sits at a historically low level and the age of the fleet is still increasing. On balance, even with a flattish demand, we think that the supply side of things is looking good and we are positive for the crude oil markets. We have today, 22 vessels on the spot market and eight ships that are on time charter, with two ships coming on the new building side, which are also chartered.

Moving to dry bulk, this year looks like to be kind of a muted year, relatively flattish, definitely the first half of the year we have seen demand relatively underwhelming.

But we do expect definitely, specifically for Cape sizes, tonne-mile demand to increase. And again the same story as for tankers, the orderbook to fleet looks interesting because we are at historical lows around 7-8 percent, definitely for the Cape sizes and we see that the average age of our fleet is going up as well. In conclusion, we are positive for dry bulk. We have today 14 vessels on the water, that is of course excluding the Golden Ocean fleet, which might be added when the merger or if the merger is approved later in Q3.

On the container side, a lot has happened over the last couple of months, the two major issues were the tariffs that were imposed by the Trump administration in the US. Tariffs on, tariffs off… We will see what it will be in the second-half of this year, but it's important to highlight that 80% of TEU Miles, have fallen under the tariffs. It's now been suspended, but we will now have to see what comes next. The second big development is a possible peace deal with the Houthis in Yemen, which would stop the attacks on merchant ships in the Red Sea. If container vessels go through the Red Sea again, we will see TEU miles go down, which again would not really be positive for trade. Combine that with a relatively high order book, which stands around 30% for the container side on the short term, one to two years. We are cautious. We will of course as a company always look at opportunities, but right now we have 0 ships on spot market. All our ships are chartered, 4 are on the water and 1 is coming next year.

Chemical tanker trades. We have moved our opinion to being a bit more cautious. We are seeing product tankers, specifically MR Tankers, come into the market.

The order book to fleet is reasonable, but we see that demand is not so very high and with the product tankers coming into our market, this has put some kind of downward pressure on rates. This being said, the vessels that we are operating on the spot market are still earning close to $20,000 a day, which is definitely good. And we have another 4 ships on charter plus 10 vessels coming which are all fixed on long term.

Finishing with offshore wind. Seeing very healthy growth on the European market in terms of new offshore wind projects. A growth of 15% this year, 22% next year as expected, we are seeing the CTV and the CSOV fleet growing as well, but in balance we believe there is more demand for our ships than there will be supply of vessels. So we are positive for our CTV’s and CSOV’s.

Zooming in a bit more in detail on Euronav and the tanker markets, you can see what we have earned on the spot market for VLCC’s and Suezmaxes in Q1: $35,000 and $41,000 which are good and healthy rates.

For the second quarter, we have already fixed the race as we have highlighted in our earnings release: 40,000 for the VLCC’s and 42,000 for the Suezmaxes. About 2/3 of the days have already been fixed.

When we look at some other highlights in Euronav, already mentioned by Ludovic, we sold three VLCC’s which we'll deliver in Q2 and Q3, a capital gain of 100 million. And then we finally delivered to the new owners some vessels, the Alsace and the Cap Lara. Which generated a profit of more than $45,000,000. A lot of indicators on crude oil demand are positive, be it a little bit lower than what we would have hoped for.

If we look at the long-term markets attractiveness of tankers, we believe it's positive. The ageing fleet, the low order book and even with global GDP, which has been corrected downwards a bit, we still see positive oil demand growth. We do see a disconnect between the oil that will be produced and the oil that will be consumed. Usually that is a positive for tankers because more can be stored on tankers and that should increase demand for our ships.

On Iran, we believe that any change to the status quo could be positive: if sanctions increase on Iran, we will see more oil being moved on conventional tankers from other areas like Saudi Arabia. If sanctions are relieved on Iran, we believe and hope that's the dark feet will be pushed away by conventional tankers. So, in both cases, a change to the status quo would be positive.

And then OPEC, a lot has been said and written about what we see. We've put a little recap for those who can't follow anymore on what's happening in OPEC+ on the left side of the slide. You can see that there were group cuts: voluntary cuts the first move, voluntary cuts the second move. A lot of talk about unwinding the voluntary cuts happened last year and the year before, but we saw that they were basically postponed continuously so volumes were not being increased at OPEC. And then in December, we could start seeing that the narrative was changing to a gradual unwinding of the cuts, so adding some barrels to the market, but at a very low level. And then suddenly you can see that things accelerate. Whether or not it had to do with the Trump administration talking to some of the OPEC members, but definitely there is a lot more movement in terms of announcing more volumes to the market. April was very slow, we haven't seen that yet, but we are seeing some pick up in May and it should if the full 2.2 million barrels will be unwound, continue to add volumes all the way until November. Which, again, would definitely be positive for demand. The flip side of things of course, is that the oil price has tanked, and when you look at the forward curve, you can see that there's been a big movement in the forward curve and that prices are expected to be lower.

I want to pass through dry bulk, Bocimar and the dry bulk markets. I said before, we have 14 ships on order of our Newcastlemax new buildings, there's another 14 coming this year and in 2026 and two ships in 2027, we still have 5 ships to deliver this year. The first quarter on dry bulk was traditionally slow. We made earnings of $18,400 on a Newcastlemax fleet, which is below our P&L breakeven but we have seen our bookings for the second quarter pick up again. We have about 3/4 of our days already fixed at $24,000 a day. Our ships are very modern. Our ships are very economical and efficient, so we are outperforming the Baltic 5TC by a good 40%. Ofcourse our ships also have more intake than a classical 180 dwt Capesize.

Two very important deals were signed in our dry bulk division during the first quarter. The deal with MOL for three ammonia-powered, Newcastlemaxes and then the deal for one ship with Fortescue. You can see that on the indicators for dry bulk seaborne trade, there are some positives, some negatives. Overall, we believe that the balance is positive.

We’re highlighting a couple of short-term key trends. We see that the Atlantic Iron Ore trade, out of Brazil for instance, is positive. You can see the trend lines on the left side between 2022 and 2025. We are above previous years. We are coming in the seasonally stronger second-half of the year where we see that the weather related disturbances are going away. Drier weather means more exports can come from the Atlantic Basin. Which again should be good for the dry bulk market in general and specifically for Capes and Newcastlemaxes.

Guinea, the West African trade is a very important trade, has tremendously increased over the last 7 to 10 years to very significant volumes, as you can see on this slide, again, volumes have been very strong, but we're expecting that volumes will continue to pick up as the year proceeds and this is again a long haul, a good tonne-mile-trade out of the Atlantic.

On the flip side is that the Australian iron ore trade has disappointed somewhat.

Mainly weather related. We expect that when these weather disturbances have gone away that we will see more volume coming out of the Pacific on iron ore.

Long term dry bulk market trends is on the supply side. An ageing fleet, a low order book, but something we are going to continue to highlight as well is that over the next three years 1/4 of the fleet will have to undergo a special survey and that will create a crunch on capacity because all these ships will need to go through their second and third special surveys and will be taken out of the market for a longer period of time. So on the supply side, things are still looking very good.

On the demand side, I said in general the driver trade has been slow so far this year, but when we look into the pockets of growth that are important for our larger Capesize and Newcastlemax fleet being iron ore, it is looking very positive for the reasons that I already just mentioned. But we do see a support on the coal story, specifically for India and China and then for the smaller sizes, we see the grain trade is still growing very healthily. Of course, adding the Golden Ocean fleet to this story will only be beneficial, we believe for CMB.TECH and Golden Ocean going forward.

The long term for our capes and Newcastlemaxes is that even though things have been relatively slow in the recent months, we see a stronger second-half of the year and definitely a strong 26, probably even 2027.

That will translate itself into a much better utilisation rates on our fleet, better utilisation will mean better rates for our ships.

And they're running up with all three smaller divisions, starting with Delphis on the container side, I already mentioned the two key trends on the Red Sea and the tariffs. As you know, we don't have any spot exposure in Delphis. Some people have asked us we would start reinvesting in container vessels. It is definitely on our agenda, but we want to wait the right moment in the cycle and so far as we said, we are cautious because of the high supply of ships coming and some of the positive demand drivers unwinding this year and next.

Zooming in on the chemical tankers I already mentioned, the key drivers there, the MR tankers coming into our markets, when you look at our results, even though the spot rates are slightly lower than they were last year, we are still seeing very good rates. We are very satisfied with the performance of our spot fleet and again, the majority of our fleet is fixed on long term charters.
Ending with the CSOVs. This is a very recent picture taken. I was in Vietnam two weeks ago. Still not only one but three of our beautiful ships and you can see them there. 1 is already nearly ready, which is the Windcat Rotterdam. But we have the Windcat Amsterdam and the Windcat Harlem which you can see.

The left side of the slide, which are already afloat, being finished for delivery later this year, so these 3 CSOVs will deliver this year and maybe early next year. The key trends in offshore wind but also in oil and gas because these vessels can also trade in the oil and gas trades is that we see new projects in Europe, which is our main market, but we also see that for our CSOVs demand is starting to pick up in Asia, so do not be surprised if one of our vessels would be fixed in Asia when she delivers from the yard in Vietnam.

That wraps up our market updates. We have added the slide of our still very extensive order book of 43 vessels. You can see the ship types and the delivery dates in this presentation, but I will not dwell into too much detail on that. I would rather thank you for your attention for the first part of the presentation.

And hand it over to Enya to go to the Q&A and maybe before I do that, just conclude maybe one point on each of the three points we have added there.

The term sheet with Golden Ocean, of course, is I think the main event of the quarter, our portfolio having added $1 billion of contracts is a strong highlight for the quarter as well. And as we said, we have not really changed our view on our different sub segments and markets.

Definitely, we are bullish on the tanker side and on the dry bulk side, as was exemplified with our investments in Golden Ocean.

Enya. Over to you.

Enya Derkinderen
Yes. We will now start the Q&A: If you want to ask a question, please raise your hand. And if I call your name, please unmute and also introduce yourself prior to asking your question. If you are dialing-in from a telephone with just a number, you have to press *5 to raise your hand and *6 to unmute.

And of course, if you have any problems with unmuting, you can also ask questions in our Q&A section or contact Joris after this call.

And I will now go over to the questions.

Frode, you may now unmute and ask your question please.

Frode Morkedal
Yes. Can you hear me? Yep.

Perfect.

Frode Morkedal
Yeah. Thanks for the good slides on the MEPC-83. I actually, I suggest we should call it IMO 2028, which is easier to remember and or not.

Yes.

Frode Morkedal
And in the data I mean, it's somewhat relatable to the IMO 2020, which many people remember, right, because then the industry we're supposed to move out of high sulphur fuel oil into VLSFO, right. And now in 2028, we are supposed to move out of VLSFO. So and the solution is of course dual fuel ships, right?

And that that's where you come in. And I think you made a compelling argument that's very profitable. So maybe you could talk about your ammonia solution.

You know, I guess you have some ready chips and some that are being built with engines as well, right? And so if you can talk a bit about that please.

Alexander Saverys, CEO
Joris has highlighted we are very positive about the decision that was taken at the IMO. Some people think it was not ambitious enough. We would say that the glass is half full. It's a very strong step towards pushing people to having dual fuel engines and to start analysing what is the best fuel of choice.

Because of the last couple of years, there's been a lot of debate about LNG, about methanol, about ammonia, about hydrogen. If we put all the data next to one another and of course with the caveat, that's this still needs to be ratified in the month of October.

If it goes through in October or as the story is very clear, if you want to order a ship today, ammonia is the way to go. If you want to operate a ship today which is already on the water, ammonia will be the way to go. Latest by 2032. If your alternative is diesel and 2038. If your alternative is LNG.

With one very big, important remark, we are using ammonia prices from the Maersk Centre for legalisation ammonia prices there sit at an equivalent of above $2000 of diesel equivalent. We are seeing prices now being quoted to us for green ammonia that are much closer to $1000 per tonne.

Meaning that it would advance these deadlines.

To much earlier, maybe 2029-2030 and then on the LNG competition 2032-2033. All in all, we are very, very positive about the developments at the IMO and we call it MEPC 83. But indeed we should call it IMO 2028. Now what does this mean for our company? One what you are seeing already people are contacting us for the vessels that are fully ready with ammonia engines and we are engaging with customers now more and more. And as you can see, we already signed some contracts.

Going forward for the fleet, which is ready to be retrofitted, we anticipate as well to have some very interesting discussions with customers on existing ships, put them through a dry dock and potentially retrofit them because now they're they suddenly have the visibility.
Of where the deadlines are and how they could lower their fuel bill and operating compliance with IMO 2028 and whether that retrofit then happens in two or three years from now or already now, that's something we will discuss with our customers. Conclusion for us is the business case we have built up over the last couple of years iss strengthened thanks to the IMO.

Frode Morkedal
Yes indeed, very interesting.

Another question I had is yeah, the slide on the the perform free cash flow, that's very interesting. Just clarification, is this including debt repayments?

Ludovic Saverys, CFO
Yes. That's including the repayments, excluding capital commitments to the yards, it has been a topic that analysts and investors have asked us. OK, so we have a big order book. You should always put in mind roughly.

900 million to 1 billion every 12 months need to be paid at the yard.
Roughly $250 million per year has to be funded to fulfil that CapEx commitment that is out of equity. We say operational cash flow, which we've tried to highlight here or sell the vessels.
What we have tried to put on the slide is that even in a somewhat more bearish scenario compared to our average forecast of -20% on the under the base case, we still generate $250 million of excess cash flow, which we already match with the unfunded CapEx that we have on a yearly basis. Now this is even excluding the excess cash we have on sale ships, you've seen the three ships we've sold, it's 100 million on the PL. It's actually even more on cash that would come in on those ships.

So that is the second buffer could market spot rates go even below our worst case scenario. Obviously, we still have the capital the excess cash of sale of vessels to fund that CapEx.

Frode Morkedal
Great that's very useful, so I guess in 2026, you will have more vessel days on the capes, right? So that should actually be even better, I guess assuming similar cash break even rates for next year, right?

Ludovic Saverys, CFO
That's correct. I mean, this is a in one of the slides you see that in 2026 we have roughly 62,000 ship days from which 12% to 1/8 is.

long-term contracts, i.e. more than 88% is on the spot from which half of that is bulkers so you can you can quickly calculate what the cash generation perspective could be if we hit 26,000 on average, anything above that obviously straight on the excess cash flow.

Frode Morkedal
Right. Thank you. Thank you guys.

Ludovic Saverys, CFO
Thanks.

Enya Derkinderen
See, the next one is Kristof. You can now unmute and ask your question please.

Kristof Samoy
Yes, Sir. Good afternoon, everybody. Maybe first also on alternative marine fuels and ammonia. So you have a partnership with WinGD for the engines. Just to remind me, is that an exclusivity partnership and in terms of timing of the technology to the market, how does it compare to competitors and on the long term charters with MOL and do you already have some kind of visibility for what trade lanes they would be used green corridors or whether it will be point to point or not?

This is the first talk of my questions and then on the shipyards.

Regarding the port calls for China linked vessels, do you see or do you expect significant changes in delivery schedules because of potential consequences?

And regarding slots in shipyards, do you see or expect issues with capacity being reserved for defence orders?

Thank you.

Alexander Saverys, CEO
OK, thanks, Kristof. So just on your questions on ammonia and WinGD: we have a partnership with WinGD. WinGD can perfectly sell ammonia engines to other people. Obviously, they are delivering the first engines to us and this is why we engage on that partnership, but there's no exclusivity there. Actually, we can also work with other suppliers like MAN on ammonia engines and we'll always choose the best supplier for the best engine.

In terms of when the vessels will be ready: The first engine will be ready after the summer. As you know, we will take delivery of the first fully fitted ammonia vessel in January of next year, but that is when the very first ammonia-powered Newcastlemax in the world will be delivered and then we will take delivery of another seven in 2026: one container vessel and then on we go in 2027 and beyond.

On MOL: the trade lane that MOL will put the vessels on has not been defined yet, but typically it will be either Australia or Brazil, the two main trade lanes, but they might send them to Africa as well or to Europe, that we don't know yet. No decision has been taken yet on where that vessel would be deployed.

Ludovic Saverys, CFO
Some of the other questions on the shipyards: you mentioned that the impact of USTR think in general, Kristof, the impact of USTR is still too early to say. We only know what has been publicly stated. But we also know that these things still have to be clarified. A lot of the shipping lawyers still don't fully know what the impact will be on leasing, eventual ownership, so we still need some clarification there. What we do feel is that obviously there is somewhat of a reluctance from ship owners to go to the shipyards in China, because of the potential the impact of USTR. So that is definitely something that we're seeing right now.

Alexander Saverys, CEO
And then we have to say that it will probably be more on certain specific ship types, for instance container vessels, they will be more and harder hit than other ship types, because there are quite a few exceptions. So as Ludovic says, it's still a little bit too early to assess the impact, but preliminary assessment for our group is that it will be a very limited impact.

On your question on defence capacity being reserved so that yards are not marketing the birds that they have, I would say we are not seeing that. We are not seeing that, commercial shipyards are still promoting their slots to different ship owners.

Kristof Samoy
OK. And then can you comment on the recent press rumours on CMB.TECH, potentially ordering one new VLCC, 2 Suezmaxes and two options for two Suezmaxes?

Alexander Saverys, CEO
I can be very clear and short about that. We have not ordered these vessels. And rumours fly because obviously people know that we are constantly looking at opportunities, but we have not ordered anything yet.

Kristof Samoy
OK. Thank you.

Enya Derkinderen
Nils, you can unmute and ask your question.

Nils Kohlmey
Hello, my name is Nils Kohlmey. I'm a private investor with a strong interest in shipping and hydrogen. I have two questions. First of all, could you please provide a brief update on the progress of your large scale hydrogen and ammonia project in Namibia? Especially regarding the ammonia terminal and the PV2fuel industrial production timeline.
And the second question: Given the recent major investments in fleet expansion and Golden Ocean, do these investments in shipping pose any risk to the funding or focus for your hydrogen and ammonia infrastructure projects? Thank you.

Alexander Saverys, CEO
Thank you very much, Nils.

So indeed, as you can see, we have not given you a clear update on what is happening in Namibia. That is because so far there's not been a lot of news to be announced. So far what we have in Namibia is a hydrogen production station, which has been completed as we speak. We hope to start production of our first hydrogen molecules very soon. That will be followed by possibly a small scale ammonia production plant as well. And indeed you refer to the ammonia terminal project. We are busy now with doing the detailed engineering for an ammonia tank terminal in Walvis Bay and hope that in the following months we can give more updates on that. But that project is still very much alive. It's just that there's a lot of engineering work being done now, so not really any commercial update that we can give on that. It's a little bit too early.

You mentioned the PV2 fuel projects that we are also investing in, in Namibia. I could say the same on the tank terminal. We’re still doing a lot of engineering, securing the land plots but proceeding as per plan and hopefully when we have something that we can announce, we will definitely communicate that to you.

Just wanted to recap that our philosophy in Namibia is that we want to start with very clear projects that work, showcase it to the markets that it can be done in Namibia, supplied to local users, local applications and then build and increase the scale gradually as we proceed. So this will be a theme that we will definitely speak more and more about during the next earnings calls, as and when we have more meaningful things to announce. But that's still very much on the agenda.

Ludovic Saverys, CFO
Maybe just to add there because quite some investors and analysts have asked what this translates to towards CapEx. I think in the next earnings call, which will be at the end of August, we will have a dedicated slide also, not just on a philosophy of why we're doing it, but also on the committed CapEx, so that people can have a clear view on that.

Alexander Saverys, CEO
And there, Nils, to your point on if we have invested in Golden Ocean, does that mean that we have less money available for Namibia? I would say: to the contrary. I believe that if the merger with Golden Ocean goes through, we will have a much bigger balance sheet, much more liquid share, much more access to different pockets of capital and financing. I think that the Golden Ocean transaction will assist us in accelerating our projects in Namibia rather than putting us on a backstep. So we do believe that the Golden Ocean transaction on the contrary will help us to continue our investments in the production of molecules.

I hope that answers your question.

Nils Kohlmey
Yeah, thank you so much. Sounds very interesting. Yeah, thank you.

Alexander Saverys, CEO
Thank you very much.

Enya Derkinderen
The next person is Killian. Killian, you may now unmute and ask your question please.

C.Y.  Killian
Hello, this is C.Y. Killian, can you hear me?

Alexander Saverys & Ludovic Saverys
Yes, yes.

C.Y.  Killian
Alright, I'm going to ask some hard questions. I have listened attentively to all of your moves and there are a couple of unsettling news that I heard today.

So one of the things that I am not convinced that it's going in the right direction is your dry bulk. What are your plans to improve your revenue on that sector, besides put aside the proposed merger?

And are you acquiring new sea routes or are you doing anything to increase your exposure on the spots?

And the next question I'll be asking to Mr. Ludovic, but I want to know what is being done to improve the business, especially on your dry bulk at this time?

Alexander Saverys, CEO
Thanks a lot for your question. Look the revenue in dry bulk is not something you can control when you're active on the spot market because the market is the market. It is a very transparent market, it's a commoditised business. What we can do, of course, is build the best ships, the most efficient ships, and based on the freight that we get on the market, have a better bottom line than all the vessels. And I think we have proven that with our Newcastlemaxes. Just look at our numbers on Q1. You say that it's very unsettling, I understand that you're disappointed in how the market was in Q1, but if you just compare with very similar vessels, we outperformed by 40%. So in a way, what are we doing to optimise our revenues? We are building very modern vessels, which, in a given freight environment, will always outperform other ship types. The fact that we've added or are trying to add more exposure to the dry bulk market, is that we really believe that even though for one or two quarters the market might be a bit lower, the medium to long term outlook is very promising.

And in order to have a very promising result as well, you need to get access to the ships and that is why we invested in Golden Ocean.

Are we adding sea routes, as you say? We are per definition active on all the major routes with our fleet and we will be even more active when and if the Golden Ocean transaction goes through. The scale of Golden Ocean will always be something that can also improve our revenues because we have more flexibility to position our vessels in the right basin and to catch the markets as and when they occur. Does that answer your question?

C.Y.  Killian
Sure, thank you. Thank you, Mr Saverys. If at all possible, I have a question to Mr Ludovic.
So, taking into consideration your report for Q1. The EPS obviously came seven cents below the consensus estimates. That's one thing that's understandable because of the market conditions. Now looking at your peers in the industry, almost every single one of them didn't withhold paying dividends, but I see that nothing has been declared. And as an investor, I think it's one of the most important things for me to know that where are we going with that? Is that something your Supervisory Board has discussed or is that something to look forward to maybe in Q2? I'd like to know that as an investor.

Ludovic Saverys, CFO
Absolutely. And I think it's a question we 1) get quite lot, but 2) is heavily debated at any given meeting we have with the board and with the management. I think we currently have a fully discretionary dividend policy. I think we have changed that from the previous management, the previous company Euronav, where they had a set percentage basis on net profits. We believe that with the growth that we're doing in the company, that a dividend has to follow basically the balance sheet and also the investment opportunities we have.
We don't like to have sets, dividend policies based on net profits. Every time at the end of the quarter, we discuss with the board, we have to decide: every dollar, are we going to pay it out as dividends? Are we going to invest in newbuildings, second hands or buying companies?
I think in the Capital Markets Day presentation that we've done, which is online as well, we've clearly stated that within the listed companies that the anchor shareholder has been in and controlled. We have paid a lot of dividends previously. So we do like dividends, but there is a time on when you pay them. On average, you can say that throughout the last 25 years we've paid 55% of net profits within the companies controlled by our family CMB and CMB.TECH. But it's definitely track records that highlight that we do pay dividends, and actually last year we paid quite some hefty dividends that would in CMB.TECH. Just for the moment and the growth that we are, while we're doing a merger, while we have a big CapEx programme,
I think the board has decided to for this quarter not to pay, but it's something we analyse every quarter.

C.Y.  Killian
OK. Thank you for the clarification. I appreciate it.

Enya Derkinderen
Thank you.

And then the next person who wants to ask a question is Climent. So you can now unmute and ask your question.

Climent Molins
Hi. Good afternoon and thanks for taking my questions. I wanted to ask about your fleet positioning pro forma for the merger. Dry bulk will represent most of the open days and looking at the medium term, are you comfortable with that position? And secondly, is there any appetite to continue consolidating the overall shipping industry?

Alexander Saverys, CEO
Thank you. So yes, we are very comfortable having a spot exposure on dry bulk. It's also one of the reasons we did the Golden Ocean transaction for the reasons we just explained to you. We think that the supply-demand dynamics are very positive.

And so going into the second half of this year, we're very happy to have a spot exposure. Adding to that, ss we've stated before, as and when we see that we can take some coverage long term contracts on our existing fleet at good rates is definitely something we will investigate.
Our strategy is being spot oriented in combination with time charter cover and having a good balance between the two.

Ludovic Saverys, CFO
And I think just to add to that, if I may, since we are diversified, you know, we operate diversified assets. You know, some asset classes will be in a strong market, some will be in a somewhat lower market. I think what we try to do, is use our contracts backlog, the two, the $3 billion dollars that we mentioned.

To eventually allow for a bigger spot exposure in markets that seem quite promising, but where as of today, maybe the earnings as we've seen in Q1 for dry bulk are not fantastic in terms of P&L or in terms of cash flow generation. The second part that we actually use by being a diversified shipping company and manage the risk of having a big spot exposure, is having the access of a large fleet and be able to sell some assets. As you've seen every quarter we sell a handful of assets, mostly the older assets.

Not just to fund some of the newbuilding programme, but also to increase our liquidity position should the markets, right now, in some promising markets like dry bulk, not be where we want them to be, that at least we have always a strong balance sheet to go through the cycle and then catch the right opportunity when the markets pick up.

Climent Molins

Yeah, makes sense. And Q1 is obviously the seasonally weaker quarter for dry, so no surprise there. You've provided a lot of commentary on how ammonia will become competitive in the medium term with the Capesize example. However, I was wondering: how are you thinking about the fuel of choice for middle sized assets such as say Kamsarmaxes or CSOVs, both due to the lower nominal cost and the lower fuel consumption?

Alexander Saverys, CEO

We would say that we also believe for Kamsarmaxes, that ammonia will be the fuel of choice. It's just managing to find the engine that can be implemented and managing to find the right trade lane for Kamsarmaxes, where the ammonia could be found.

On the CSOVS, we know today that we are doing today hydrogen engines on board because of the shorter distances, because hydrogen in certain areas will probably be preferred instead of ammonia.

But we think that eventually you could even have CSOVs on ammonia as well. It will always be a mix of costs, of - of course - safety concerns and availability of the fuel. We have stated many times before and again, I know we have peers that have different views: we don't believe in methanol, we don't believe in LNG in the long term as a solution to decarbonise shipping. We think the two molecules of choice will be ammonia and hydrogen throughout the different segments. The smaller the ship is, the more you could go to hydrogen, the bigger it is, the more you will have to go to ammonia.

Climent Molins

Makes sense. Thank you for taking my questions.
Thank you.

Enya Derkinderen

I see that Killian is still raising his hand, so I'm not sure if you still had a question Killian or?

Ludovic Saverys, CFO
I think you’re still on mute, Killian.

C.Y. Killian
Hello.

Alexander Saverys, CEO
Hi Killian, we can hear you.

C.Y. Killian
OK, great. Yes, just one quick last comment/question, sorry, with a comment.
One of the things that caught my attention was your fleet, your Euronav fleet for crude oil.
What are we looking at? I'm looking more long term until end of 2026.
From the management point of view, are we increasing the number of newer ships? Are we acquiring new ships? And what is the projection on daily tonnage rates, looking for the rest of 2025?

Taken into consideration that the future seems to point downwards. Mr Saverys, what is the outlook?

Alexander Saverys, CEO
Well, we think the future is pointing upwards.

But you know, for 2025 and 2026, we are assuming rates anywhere between 40 and $60,000 a day on our VLCCS and on our Suezmaxes. You also see that we are getting new building deliveries next year coming into our fleet.

To your point of whether we will acquire new tonnage, we can do two things. Either we can buy second-hand or we can order newbuildings. Right now, we are very happy with the free composition we have. We might sell some older vessels.

And we will look opportunistically if the prices are OK, whether to order more vessels or possibly buy more second-hand. But we actually think that the rates for the next 18 months could actually more go up than go down.

C.Y.Killian
OK. Thank you. That's more positive. I appreciate it.

Ludovic Saverys, CFO
Thanks Killian

Enya Derkinderen
We don't have any live questions anymore, but we did receive a few written ones, so I will just ask them.

The first one:  You have a large amount of treasury shares. Could those be used for further acquisition acquisitions or reissued?

Ludovic Saverys, CFO
We’ll do one by one.

Yes, thanks. So it's a good question. So, the company has acquired quite a few own shares in the last 18 months. Right now, we keep them. I think it's always good to have treasury shares that we bought at a very low price to be able to issue them on transactions. And this could be linked with the Golden Ocean transaction, it could be other transactions, but for the moment we will not cancel those shares.

Enya Derkinderen
And the second one: what will be the availability of ammonia and hydrogen? Is hydrogen coming after/with ammonia or never?

Alexander Saverys, CEO
Difficult to say. A lot of projects have been stopped on the hydrogen/ammonia production. A lot of new projects are coming on stream. I think it will be an and/and story. We see ammonia projects coming on stream in the world. We see hydrogen projects coming on stream. It will depend on the region and the time, it is slow, but we think that in the next 5 years, supply will accelerate.

Ludovic Saverys, CFO
And I think there to add  there's a lot of wait-and-see attitude sometimes from product developers to take their FID, because they want to see the demands for those end products.
And where we believe that shipping could add a lot of visibility on demands that could accelerate decisions for these projecst to come online. So it's a little bit of a chicken and the egg problem that we have. But as Alex said, we strongly believe that this will be accelerated in the next five years.

Enya Derkinderen
And the third question: You must have a lot of pushback on your relatively small float. Will the acquisition of Golden Ocean alleviate this, for example more float available for institutions?

Alexander Saverys, CEO
Yeah, the short answer is yes. If the merger goes through, our free float will go to 38%.

Ludovic Saverys, CFO
So that's an increase from 8% today to a combined company, much bigger, stronger, larger market cap of 38%.

Enya Derkinderen
And then one last one: Would the LNG, Propane, Ethane area be of interest to you in the future?

Alexander Saverys, CEO
LNG is not really of interest right now, but other segments could always be of interest. But right now, our focus is on completing the merger with Golden Ocean.

Ludovic Saverys:
And I think there, to add, we've shown a slide in the Capital Markets Day presentation, the investment parameters that we always take, is supply, also demand, and specific target assets.
And the order book to fleet ratio right now on LNG seems pretty high, on some of the other sectors as well. But as Alex mentioned, this could change.
And once that's being absorbed, that asset prices are at the right moment, then obviously we'll get at any segment that is out there.

Enya Derkinderen
OK. And I think that concludes the questions.

Alexander Saverys, CEO
Very good. So, I would like to thank everyone for participating in this call. As we have said before, if you have any further questions, you can always reach out to us and my colleague Joris Daman; his e-mail address is in the presentation, he’s there to assist you. Thank you very much and see you next time.

Bye bye.

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This announcement is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.

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